EXHIBIT 99.65

February 22, 2011	News Release 11-08

Brucejack Bulk-Tonnage Resource Increases By 134%
Brucejack High-Grade Resource Outlined

Vancouver, British Columbia (February 22, 2011) – Pretium Resources Inc. (TSX: PVG) (“Pretivm”) is pleased to report a 134 percent increase in the bulk-tonnage gold resource at its wholly-owned Brucejack Project located in northern British Columbia.  Measured and Indicated resources increased to 8.2 million ounces of gold and 116.1 million ounces of silver and Inferred resources increased to 12.6 million ounces of gold and 151.2 million ounces of silver at a cut-off grade of 0.30 grams of gold-equivalent per tonne.

In addition, grade and tonnage estimates within the 0.30 grams of gold-equivalent per tonne optimized pit shell at a cut-off grade of 5.00 grams of gold-equivalent per tonne, contain gold resources of:
•	903,000 ounces of gold and 21.9 million ounces of silver in the Measured and Indicated resource categories (3.7 million tonnes grading 7.66 grams of gold and 185.84 grams of silver per tonne); and
•	1.9 million ounces of gold and 7.5 million ounces of silver in the Inferred resource category (4.7 million tonnes grading 12.5 grams of gold and 49.2 grams of silver per tonne).

Grade and tonnage estimates within the 0.30 grams of gold-equivalent per tonne optimized pit shell at a cut-off grade of 3.00 grams of gold-equivalent per tonne, contain gold resources of:
•	1.34 million ounces of gold and 31 million ounces of silver in the Measured and Indicated resource categories (8.4 million tonnes grading 4.96 grams of gold and 114.4 grams of silver per tonne); and
•	2.42 million ounces of gold and 12.6 million ounces of silver in the Inferred resource category (9.6 million tonnes grading 7.80 grams of gold and 40.74 grams of silver per tonne).

The Brucejack Project to date comprises nine modeled deposits.  Grade capping levels were derived for each resource domain from examination of probability and capping graphs.  For the Valley of the Kings (VOK) Zone, the zone discovered in 2009 that provided intersections of up to 16.95 kg per tonne of gold over 1.5 metres, estimation was done using Median Indicator Kriging, and all high-grade intersections above 130 grams per tonne gold were capped at 130 grams of gold per tonne, including the 16.95 kg of gold per tonne intersection.

Table 1: Brucejack Project Bulk-Tonnage Resource Summary – February 2011 (1)
(Based on a cut-off grade of 0.30 grams of gold-equivalent/tonne)

Category	Tonnes (millions)	Gold (g/t)	Silver ( g/t)	Contained(3)
				Gold (‘000 oz)	Silver (‘000 oz)
Measured	11.7	2.25	75.56	846	28,423
Indicated	285.3	0.80	9.57	7,338	87,782
M+I	297.0	0.86	12.17	8,184	116,205
Inferred(2)	542.5	0.72	8.67	12,558	151,220

1) Mineral resources for the February 2011 estimate are defined within a Whittle optimized pit shell that incorporates project metal recoveries, estimated operating costs and metals price assumptions. Parameters used in the estimate include metals prices (and respective recoveries) of US$1,025/oz. gold (71%) and US$16.60/oz. silver (70%). The pit optimization utilized the following cost parameters: Mining US$1.75/tonne, Processing US$6.10/tonne and G&A US$0.90/tonne along with pit slopes of 45 degrees. Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, marketing, or other relevant issues. The mineral resources in this news release were estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council.
(2) The quantity and grade of reported Inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these inferred resources as an Indicated or Measured mineral resource and it is uncertain if further exploration will result in upgrading them to an Indicated or Measured mineral resource category.
(3) Contained metal may differ due to rounding.

Table 2: Brucejack Project 5.00g/t Grade & Tonnage Resource Summary – February 2011 (1)(4)
(Based on a cut-off grade of 5.0 grams of gold-equivalent/tonne within the 0.30 grams of gold-equivalent/tonne optimized pit shell)

Category	Tonnes (millions)	Gold (g/t)	Silver ( g/t)	Contained(3)
				Gold (‘000 oz)	Silver (‘000 oz)
Measured	1.947	7.95	241.25	498	15,102
Indicated	1.722	7.33	123.19	406	6,820
M+I	3.669	7.66	185.84	903	21,922
Inferred(2)	4.707	12.54	49.24	1,898	7,452

(1), (2) and (3), See footnotes to Table 1.
(4) The 5.0 g/t Grade & Tonnage Resource Summary is a subset of the bulk-tonnage resource estimate and as such is included within the bulk-tonnage resource estimate and is not in addition to the bulk-tonnage resource estimate.

Table 3: Brucejack Project 3.00g/t Grade & Tonnage Resource Summary – February 2011 (1)(4)
(Based on a cut-off grade of 3.0 grams of gold-equivalent/tonne within the 0.30 grams of gold-equivalent/tonne optimized pit shell)

Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Contained(3)
				Gold (‘000 oz)	Silver (‘000 oz)
Measured	3.495	5.43	177.98	610	19,999
Indicated	4.940	4.62	69.33	734	11,011
M+I	8.435	4.96	114.35	1,344	31,010
Inferred(2)	9.637	7.80	40.74	2,417	12,623

(1), (2) and (3), See footnotes to Table 1.
(4) The 3.0 g/t Grade & Tonnage Resource Summary is a subset of the bulk-tonnage resource estimate and as such is included within the bulk-tonnage resource estimate and is not in addition to the bulk-tonnage resource estimate.

The above tables summarize the high-grade and bulk-tonnage Brucejack Project mineral resource totals. The mineral resource estimates contained in this news release were prepared by Eugene Puritch, P.Eng., F.H. Brown, M.Sc. (Eng.), CPG Pr.Sci.Nat., and Antoine Yassa, P.Geo., of P&E Mining Consultants Inc. (“P&E”) of Brampton, Ontario, independent qualified persons, as defined by National Instrument 43-101.  Mr. Puritch and Brown have reviewed and approved the contents of this news release.

The Brucejack Project mineral resources were estimated from 362 historical surface drill holes, 439 historical underground drill holes, and 107 drill holes completed by Silver Standard Resources Inc., for a total length of 146 km.  A bulk density value for mineral resource estimation of 2.80 t/m3 was derived from historical records and 318 measurements taken by Silver Standard. The Brucejack Project mineral resource estimate is contained within a volume of 9,800 million m3.

Preliminary Economic Assessment

Pretivm has initiated a preliminary economic assessment (PEA) examining the economics of a higher grade mining operation at the Brucejack Project.  The high-grade resource occurs largely in the West Zone and the recently discovered VOK Zone.  The West Zone was previously the focus of an extensive exploration program between 1986 and 1990 including 49,800 metres of drilling and over five kilometers of underground development.  A feasibility study contemplating a 350 tonne/day operation at the West Zone was completed in 1990 and a Mine Approval Certificate was granted for the operation.  The PEA will use the historical data as well as results of the 2009 and 2010 drill programs and is expected to be completed in the third quarter of this year.

Exploration 2011

Planning is well underway for the 2011 exploration program at Snowfield and Brucejack.  Approximately 60,000 metres of drilling is planned, with eight drills reserved and drilling expected to commence in May.  The 2011 exploration drilling will focus on further delineating the known high-grade mineralization and expanding the high-grade and bulk-tonnage mineralization.  Results of the 2011 drill program will be released through the third and fourth quarters of this year.

Known High-Grade Mineralization

A majority of the 60,000 metres of drilling planned for 2011 will be concentrated on the known areas of high-grade mineralization with the intention of (a) tightening the drill spacing to increase the level of confidence to move Inferred mineral resources to Measured and Indicated mineral resource categories and to improve knowledge of the continuity of the high-grade mineralization for the VOK and other high-grade zones (b) testing the high-grade mineralization to depths greater than the current 650 metres and (c) following up on a number of high-grade intercepts encountered in the 2009 and 2010 drill programs that are not sufficiently defined to be included in the high-grade resource.

High-Grade and Bulk-Tonnage Mineralization Expansion

The bulk-tonnage Brucejack mineral resource has been outlined along a 2.4 kilometer north-south strike-length adjacent to the regional Brucejack Fault, up to 400 metres east of the Brucejack Fault and to depths of 650 metres below surface.  The mineralization remains open in all directions.  Of particular exploration interest is the six kilometers of ground along the Brucejack Fault between the defined Brucejack mineralization and the Snowfield Project to the north.

Pretivm looks forward to expanding the Brucejack Project and further delineating the high-grade opportunity as it continues to focus on value creation for its shareholders.

About Pretivm
Pretivm is a start-up company that intends to acquire, explore and develop gold and precious metals resource properties, initially in the Americas. Pretivm has 100% interest in the Snowfield and Brucejack Projects in northern British Columbia; combined they represent one of the largest underdeveloped gold resources in North America. Pretivm's near term objectives are to focus on the high-grade gold opportunity at Brucejack, to advance the Projects to pre-feasibility and to explore for and acquire other precious metal resource properties.

For further information, please contact:

Robert Quartermain	Joe Ovsenek
Chief Executive Officer and President	Chief Development Officer & Vice President

Pretium Resources Inc.
570 Granville Street, Suite 1600
Vancouver, BC  V6C 3P1
Tel: 604.558.1784
Fax: 604.558.4784
invest@pretivm.com
www.pretivm.com

(SEDAR filings: Pretium Resources Inc.)

Forward Looking Statement: This Press Release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information may include, but is not limited to, information with respect to our plans, costs and timing for future exploration (including updated resource estimates) and development activities, results of future exploration, timing and receipt of approvals, consents and permits under applicable legislation, production and developments in our operations in future periods and adequacy of financial resources.  Wherever possible, words such as "plans", "expects" or "does not expect", "budget", "scheduled", "estimates", "forecasts", "anticipate" or "does not anticipate", "believe", "intend" and similar expressions or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, have been used to identify forward-looking information.

Statements concerning mineral resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential" or variations thereof, or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation, those risks identified in Pretivm's final prospectus (Pretium Resources Inc.) filed on SEDAR at www.sedar.com. Forward-looking information is based on the expectations and opinions of Pretivm's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise. We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking information.

Qualified Person

Kenneth C. McNaughton, M.A.Sc., P.Eng., is the Qualified Person (QP) for Pretium Resources Inc. and is responsible for the Snowfield and Brucejack Project exploration programs and has verified and supervised the preparation of the exploration data. All samples were submitted for preparation and analysis by ALS Chemex at its facilities in Terrace, B.C. All samples were analyzed using multi-digestion with ICP finish. Samples over 100 ppm silver were reanalyzed using four acid digestion with an ore grade AA finish. Samples over 1,000 ppm silver were fire assayed with a gravimetric finish. Samples with over 10 ppm gold were fire assayed with a gravimetric finish. One in 20 samples was blank, one in 20 was a standard sample, and differing one in 20 samples was a field duplicate one-quarter split core assayed at ALS Chemex in Vancouver, B.C.

The TSX has neither approved nor disapproved of the information contained herein.